Exhibit (e)(1)

Excerpts from Genco Shipping & Trading Limited’s Definitive Proxy Statement on Schedule 14A related to the 2026 Annual Meeting of Shareholders, as filed with the Securities and Exchange Commission on May 7, 2026.

Compensation Discussion and Analysis

This section describes Genco’s executive compensation program as it relates to its named executive officers (the “named executive officers”) during the fiscal year ended December 31, 2025, consisting of its Chief Executive Officer and President, John C. Wobensmith; its Chief Financial Officer, Peter Allen; its Chief Accounting Officer and Treasurer, Joseph Adamo; and its Chief Commercial Officer, Jesper Christensen.

Executive Compensation Practices

Below is a summary of our key executive compensation practices. We believe these practices promote good governance and align the interests of our named executive officers with the interests of our shareholders.

What We Do
Our Compensation Committee, which is comprised solely of independent directors, recommends annual compensation for our named executive officers to our Board for approval.
The Compensation Committee directly retains an independent compensation consultant, Frederic W. Cook & Co., Inc. (“FW Cook”), to provide advice.
Our Compensation Committee conducts an annual review of our executive compensation program to confirm it does not create risks that are reasonably likely to have a material adverse effect on the Company.
We deliver a significant majority of our target pay opportunities for our named executive officers in the form of variable and at-risk pay tied to strong performance.
We maintain a strong alignment between pay and performance with robust incentive plan performance goals.
We make performance-based cash bonus awards under a plan based on achievement of specified performance criteria.
We have historically made equity awards that:
• provide for a three-year minimum vesting schedule for named executive officers;
• require “double trigger” vesting in the event of a change in control; and
• are limited to a total fixed number of shares under our equity plan for which increases are subject to shareholder approval.
We maintain stock ownership guidelines for our named executive officers and directors.
What We Do Not Do
We do not permit our named executive officers or directors to engage in short sales or hedging transactions with regard to compensatory equity awards or to pledge our equity securities as collateral for a loan (with one grandfathered exception).
We do not provide tax “gross-ups” for our named executive officers.
We do not provide significant perquisites for our named executive officers.
We do not pay dividends on equity awards prior to vesting.
We do not guarantee salary increases or bonuses.
We do not allow for repricing of underwater stock options or stock appreciation rights under our equity plan.

How Compensation is Determined

Role of Compensation Committee. Genco’s Compensation Committee oversees Genco’s executive compensation program. The Compensation Committee reviews, administers and designs Genco’s compensation plans and policies, and recommends such plans and policies to the Board for approval. The Compensation Committee also reviews and approves the corporate goals and objectives relevant to the compensation of Genco’s named executive officers, evaluates corporate performance and the performance of each of Genco’s executives, and recommends to the Board the compensation (cash and equity) of Genco’s named executive officers and other key employees.

Each year, Genco’s Compensation Committee evaluates each named executive officer and other key employees to determine if changes in compensation are appropriate. As part of this process, Genco’s Compensation Committee reviews summaries that include, as applicable for each individual, salary, bonus, and other cash compensation; severance and change in control benefits; prior grants of equity-based awards; and the value of benefits and perquisites.

Role of Compensation Consultant. Genco’s Compensation Committee retained FW Cook as its independent compensation consultant, to assist and advise Genco’s Compensation Committee with respect to several aspects of Genco’s executive compensation programs and corporate governance. The services that FW Cook was retained for include reviewing and advising Genco on its compensation philosophy, strategy and program; analyzing the appropriateness of a compensation comparator peer group; providing and analyzing competitive market compensation data; analyzing the effectiveness of Genco’s compensation programs and making recommendations, as appropriate; providing advice and counsel on best practices in compensation and corporate governance, keeping Genco and its Compensation Committee apprised of trends, developments, legislation and regulations affecting executive and director compensation; and conducting a risk assessment of Genco’s incentive compensation programs and making recommendations, as appropriate. The Compensation Committee also engaged the firm of Milbank, Tweed, Hadley & McCloy LLP (“Milbank”) as its separate counsel. As required by rules adopted by the SEC under the Dodd-Frank Wall Street Reform And Consumer Protection Act, Genco’s Compensation Committee has considered the relevant factors (including those set forth in Rule 10C-1(b)(4)(i) through (vi) under the Exchange Act) and has determined that FW Cook and Milbank are independent and have no conflicts of interest.

Role of Management. Genco’s Compensation Committee consults with Genco’s Chief Executive Officer and, as appropriate, its other named executive officers regarding their views on their compensation and the compensation of those who report to them directly or indirectly. However, Genco’s Compensation Committee makes the final recommendation to Genco’s Board with respect to each named executive officer’s compensation. None of Genco’s named executive officers determines his own compensation.

Competitive Marketplace Assessment. In order to assess the competitiveness of Genco’s executive compensation program, Genco’s Compensation Committee reviews the compensation arrangements of executives at certain other publicly-traded drybulk and other shipping companies as well as other companies that the Compensation Committee believes are representative of the market in which Genco competes for executive and managerial talent. The compensation comparator group that Genco’s Compensation Committee used in evaluating 2025 compensation comprised of 16 such companies listed below. The Compensation Committee believes the compensation information from the comparator group can be helpful, but recognizes that market data is not definitive and is subject to change from one year to the next. The Compensation Committee uses this information as a general frame of reference and does not target Genco’s executive compensation to a specific percentile, instead using Company and individual performance as the primary drivers of compensation levels.

Compensation Comparator Group

Berry Corporation	Overseas Shipholding Group, Inc.
DHT Holdings, Inc.	Pacific Basin Shipping Limited
Dorian LPG Ltd.	Pangaea Logistics Solutions Ltd.
Eagle Bulk Shipping Inc.	Ring Energy, Inc.
Helix Energy Solutions Group, Inc.	SEACOR Marine Holdings, Inc.
International Seaways, Inc.	Tidewater Inc.
Innovex International, Inc.	TORM plc
NPK International (formerly Newpark Resources, Inc.)	W&T Offshore, Inc

The Compensation Committee, assisted by FW Cook, reviews the compensation comparator group periodically. In addition to its review of the comparator group executive compensation data, the Compensation Committee also reviews general industry executive compensation survey data. In September 2024, the Compensation Committee reviewed the composition of the comparator group and added Pacific Basin Limited, Pangaea Logistics Solutions Ltd., and TORM plc to provide a greater number of marine companies in the peer group. In September 2025, the Compensation Committee reviewed the composition of the compensation comparator group and approved the removal of Eagle Bulk Shipping Inc. and Overseas Shipholding Group, Inc. due to their acquisition by other companies and the removal of Helix Energy Solutions Group, Inc. and the addition of Amplify Energy Corp. and Riley Exploration Permian, Inc. so that the peer group consisted of companies more closely resembling the Company.

Prior Year Say on Pay Results. At the May 20, 2025 shareholders’ meeting, the non-binding advisory vote on executive compensation proposal, or the “say on pay” vote, received support from 89.4% of votes cast. The Compensation Committee considered these results and determined that the results of the vote did not call for any changes to the executive compensation plans and programs already in place.

Genco’s Compensation Philosophy

Genco’s executive compensation program is designed to attract, motivate and retain a talented team of executives who will enable Genco to compete successfully with other drybulk shipping companies. Genco seeks to accomplish this goal in a way that aligns Genco’s executives’ interests with those of its shareholders and encourages and rewards Genco’s executives for achievement of Genco’s annual and longer-term performance objectives.

Our compensation framework embodies a system of short-term incentive awards under our Annual Incentive Plan and long-term incentive awards under our 2015 Equity Incentive Plan, each of which is determined in accordance with a small group of focused metrics. For short-term incentive compensation for 2025, the metrics we used were Adjusted EBITDA (consisting of net revenue less operating expenses, cash G&A expenses, and technical management fees and adjusted for the number of vessels Genco owns during the year) and achievement of corporate and individual strategic initiatives as determined in the discretion of our Board. For long-term incentive compensation for 2025, the metrics we used for our performance restricted stock units (“PRSUs”) were relative total shareholder return (“rTSR”) compared to a performance peer group and an internally adjusted return on invested capital (“ROIC”). The remaining value of our equity awards for 2025 took the form of restricted stock units (“RSUs”) with vesting based on the passage of time. Details of our compensation framework and awards made for 2025 are further described below under “Compensation for Genco’s Named Executive Officers for 2025” starting on page 35.

Compensation Objectives

Genco’s executive compensation program is rooted in the principles inherent in “pay for performance.” In particular, Genco has designed its executive compensation program to:

•	attract, motivate, retain and reward those executives and managers who have the necessary experience and subject-matter expertise to deliver sustained improvements in shareholder value;
•	compensate each executive and manager competitively based upon the scope and impact of his or her position as it relates to the success of Genco and on the potential of each employee to assume increasing responsibility within Genco; and
•	align the interests of Genco’s executives with those of Genco’s shareholders through the use of short-term cash incentives that are paid on the basis of performance achievements in the year preceding payment and the use of equity-based long-term incentive awards that link reward to increases in equity value over time.

Elements of Compensation

The compensation program for the named executive officers consists of three main elements: base salaries; short-term (annual) incentives payable in cash on the basis of annual achievement under Genco’s Annual Incentive Plan; and long-term, equity-based incentives. The named executives are also eligible to participate in Genco’s health and other broad-based programs on the same basis as other U.S. employees and are eligible for paid time off and paid holidays.

Fixed Compensation

Base Salary. Base salaries for the named executive officers are determined based on the breadth, scope and complexity of the functions performed by each named executive officer; individual performance, skills, and experience; the competitive labor market for the position; and internal equity considerations. Base salaries are reviewed annually, and may be adjusted to reflect meritorious individual performance assessments; promotions or significant changes in the scope and impact of the position; or market adjustments to reflect shifts in the competitive labor market for the position.

Variable Incentive Compensation

In support of Genco’s commitment to align compensation with demonstrated performance, a significant portion of the compensation paid to its named executive officers is incentive-based. Genco’s incentive compensation program has been designed to recognize scope of responsibilities, reward demonstrated performance and leadership, motivate future performance, align the interests of the executive with Genco’s shareholders and retain the executives through the term of the equity awards, which has historically been for three to five years. Under Genco’s current compensation framework, variable incentive compensation in the forms of cash, PRSUs and RSUs is awarded to Genco’s named executive officers based on performance relative to certain metrics recommended by the Compensation Committee and approved by the Board.

Cash Incentive Awards. For purposes of determining the amounts of cash bonuses payable to our named executive officers, the Compensation Committee recommended, and the Board approved, the Annual Incentive Plan described below.

Equity Awards. Genco does not have a specific policy governing the timing of equity awards but intends to make equity awards for a given year in the first quarter of the year. Under the current compensation framework, these awards consist of PRSUs that vest based on achievement of certain metrics following completion of a measurement period and RSUs that generally vest over a period of time. Each PRSU or RSU awarded by Genco represents the right to receive one share of the issuer’s common stock, or in the sole discretion of our Compensation Committee, the value of a share of common stock on the date that the RSU or PRSU vests. The Compensation Committee considers the size and form of award when making award decisions.

Historically, unless otherwise determined by Genco’s Compensation Committee, each PRSU or RSU award entitles the named executive officer to dividend equivalent rights, with such rights subject to the same vesting conditions as the underlying awards. As the executives share commensurately with other shareholders in receiving payments in respect of dividends, they likewise share in the recognition of the current income generation and future change in stock price. Recipients of PRSUs and RSUs receive dividend equivalent payments only upon settlement of these awards after they vest, and any dividend equivalent payments that have accrued in respect of forfeited PRSUs or RSUs are likewise forfeited.

Other Elements

Benefits. Genco’s named executive officers are eligible under the same plans as all other U.S. employees for medical, dental, vision, and disability insurance and are eligible for paid time off and paid holidays. Additionally, Genco matches the 401(k) contributions of our named executive officers and other employees up to the maximum allowed per year, which was $31,500 in 2025 for each of our named executive officers. Genco pays premiums on life insurance and long-term disability insurance for Mr. Wobensmith. Genco believes these benefits are reasonable, competitive and consistent with Genco’s overall executive compensation program.

Annual Incentive Plan for Cash Bonuses

Genco’s Annual Incentive Plan includes weighted performance criteria to calculate cash bonuses that may become payable to Genco’s named executive officers and other employees. The Annual Incentive Plan is administered by the Company’s Compensation Committee and provides for the establishment from time to time of measurable criteria intended to reinforce a pay for performance framework aligning the interests of named executive officers and other employees with those of the shareholders. The method for computing any amount of compensation payable under the Annual Incentive Plan may include, without limitation, the designation of one or more threshold, target, or maximum bonus levels, determination of the bonus amount to be paid at each such level, and the weighting of metrics used to determine the total bonus award.

2015 Equity Incentive Plan

Genco’s 2015 Equity Incentive Plan provides for equity awards with respect to shares of Genco’s common stock in the form of non-qualified stock options, stock appreciation rights, dividend equivalent rights, restricted stock, RSUs (including PRSUs), or unrestricted stock. Awards are available to officers, directors, and executive, managerial, administrative and professional employees of and consultants to Genco or any subsidiary or joint venture of Genco. Genco’s Compensation Committee administers the 2015 Equity Incentive Plan and recommends discretionary awards under this plan for approval by Genco’s Board.

Employment Agreements

On May 6, 2025, the Company entered into employment agreements with Peter Allen, Genco’s Chief Financial Officer, and Jesper Christensen, Genco’s Chief Commercial Officer, with indefinite terms. Messrs. Allen’s and Christensen’s salaries at the time of entering into their employment agreements were set at $380,000 and $410,000, respectively. Each executive’s base salary may be subject to increase, but not decrease, during the employment term. Messrs. Allen’s and Christensen’s employment agreements provide for discretionary bonuses in the Compensation Committee’s sole discretion, and Messrs. Allen and Christensen are also eligible to receive equity grants from time to time pursuant to Genco’s 2015 Equity Incentive Plan or any successor plan.

Compensation for Genco’s Named Executive Officers for 2025

The year 2025 was a successful year for Genco in which we continued to carry out our comprehensive value strategy centered on three key pillars: paying sizeable quarterly cash dividends to shareholders; low financial leverage; and opportunistically growing our asset base. In particular, management’s efforts made the following achievements possible despite a challenging geopolitical and economic landscape:

•	Key initiatives and undertakings by management supporting our success in 2025 included the following:
o	Grew Genco’s asset base by 20% on a value basis through the acquisition of three 2020-built Capesize and Newcastlemax vessels.

o	Executed Genco’s capital allocation strategy using proceeds from the revolver and low debt structure to fund growth.

o	Achievement of an internal rate of return of approximately 30% from Genco’s investments in Capesize vessels.

o	Closed a $600 million revolving credit facility in July 2025, achieving the following:
•	Increased borrowing capacity by $200 million or 50% with no revolver commitment reductions until March 2027

•	Improved margin pricing down from 1.85% to 1.75% and reduced commitment fees down to 35% of margin

•	Increased accordion feature to $300 million

•	Extended maturity to 2030
o	Consistently ranking in the top quartile in the Webber Research ESG Report out of 64 public shipping companies.

o	Ended 2025 with the strongest quarter of the year and at multi-year highs:
•	Net Income of $15.4 million and Adjusted EBITDA* of $42.0 million for the fourth quarter of 2025, representing the highest quarterly level in Adjusted EBITDA since the fourth quarter of 2022

•	Declaration of $0.50 per share dividend in the fourth quarter of 2025, the highest dividend since the fourth quarter of 2022

•	Dividends have been declared for 26 consecutive quarters for a total of $7.565 per share over that time or approximately 40% of our share price as of December 31, 2025
o	Completing approximately 90% of drydocking ahead of the fourth quarter of 2025, enabling the Company to achieve a multi-year high in quarterly earnings and maximizing utilization during the strongest point of the year, despite 2025 being the Company’s most intensive drydocking year since 2019.

o	Continuing benchmark outperformance of our minor bulk fleet through our commercial operating platform.

o	Extensive public engagement through industry conferences, various media outlets, equity analyst coverage, and other key initiatives.
*	Please see Appendix B for a reconciliation of Adjusted EBITDA to the most closely comparable GAAP metric. For 2025, Genco had a net loss of $4.4 million and Adjusted EBITDA of $85.9 million.

The specific compensation decisions made for each of the named executive officers for 2025 reflect the achievement of financial, operational, technical, and commercial successes. Genco’s Compensation Committee reviewed relevant aspects of Genco’s 2025 performance and determined that each of its named executive officers provided leadership and managerial expertise that enabled Genco to navigate the normally challenging drybulk shipping industry during a time when the war in Ukraine, the Israel-Hamas war, and attacks on vessels in the Red Sea presented heightened difficulties.

Base Salary

For fiscal year 2025, the annual base salaries for our named executives were as follows as compared to fiscal year 2024. Base salaries were determined by the Compensation Committee to be competitive, reasonable, and appropriate for their respective roles, experience, and performance:

Name and Position	2025 Base Salary	2024 Base Salary
John C. Wobensmith Chairman and Chief Executive Officer	$725,000	$700,000
Peter Allen Chief Financial Officer	$380,000	$360,000
Joseph Adamo Chief Accounting Officer	$315,000	$305,000
Jesper Christensen Chief Commercial Officer	$410,000	$400,000

Short-Term Cash Incentives

Cash bonuses are awarded to named executive officers under the Annual Incentive Plan, which includes weighted performance criteria to calculate cash bonuses that may become payable to Genco’s named executive officers and other employees, based on their target bonus opportunities established for the year. The 2025 target bonus opportunities for the named executive officers, as a percentage of base salary, did not change as compared to 2024.

The Annual Incentive Plan provides for the establishment of measurable criteria intended to reinforce a pay for performance framework. The following table provides details of the metrics and bonus calculations for our named executive officers for 2025 under the Annual Incentive Plan:

Metric	Weighting	Threshold (25%) /Target (100%) / Stretch (200%)(1)
Adjusted EBITDA(2)	60%	$50 million / $90-$95 million / $160 million
Strategic Initiatives(3)	40% (20% team objectives and 20% individual objectives)	See discussion below

(1)	Bonuses were calculated on the basis of performance relative to each performance metric and its weighting. For the Adjusted EBITDA metric, there are threshold, target, and stretch levels. In respect of the threshold level for each metric, subject to application of the Compensation Committee’s discretion, no bonus amount is generated for performance below the threshold level; 25% of the target bonus amount is generated for performance at threshold; the target bonus amount is generated for performance at the target level; and the maximum of 200% of the target bonus amount is generated for performance at the stretch level. Actual bonus amounts were calculated by linear interpolation between the threshold and the target and between the target and the maximum.

(2)	Calculated as Net revenue less operating expenses, cash G&A expenses, and technical management fees and adjusted for the number of vessels the Company owns during the year. This metric replaced Free Cash Flow in 2025, as it is a metric that both management and shareholders focus on to evaluate the Company’s performance and its equity value. For a reconciliation of Adjusted EBITDA to Net Income, please see Appendix B.

(3)	Our Board approved annual quantitative and qualitative strategic initiatives for achievement of team and individual objectives to reflect the Company’s goals for that year. The team objectives assessed for 2025 included fleet renewal and growth, capital raises, a comparison of time charter equivalent (TCE) versus the Company’s internal benchmark and against its peers, comparison of the Company’s cost structure versus the budget set forth at the beginning of the year, and the development of the Company’s technical management joint venture and the progression of the commercial team. The individual objectives varied for each named executive officer based on their respective positions and responsibilities as described below.

In 2025, the Adjusted EBITDA result was approximately $93.0 million, representing an achievement of 100%. The Board deemed the performance of each of the named executive officers listed below to be above target for team and individual objectives at 160% for each, taking into account their collective and individual efforts. The cash bonuses awarded by the Board on the recommendation of the Compensation Committee to each named executive officer under the Annual Incentive Plan for 2025 were as follows:

John C. Wobensmith. Mr. Wobensmith’s target bonus amount was set at 125% of his salary, or $906,250. In determining annual incentive compensation for Mr. Wobensmith for his work and accomplishments in 2025, the Committee took into account Mr. Wobensmith’s performance relative to his individual objectives which included: leading the formulation and recommendation of strategic options for Board approval; maintaining and continuing to build the Company’s public brand reputation with investors, banks and other stakeholders; overseeing vessel sale and purchase activity and fleet renewal; continuing to target a modern fleet with sale and purchase activity taking into consideration historic value and cash flow metrics; developing a longer-term vessel propulsion strategy and options; continuing to oversee the Company’s technical management joint venture; and continuing to build a Company culture of accountability and fairness with high corporate governance and ethical standards. Based on the results for the applicable metrics, the Compensation Committee recommended, and the Board approved, a cash bonus award of $1,124,000.

Peter Allen. Mr. Allen’s target bonus amount was set at 85% of his salary, or $323,000. In determining the annual incentive compensation for Mr. Allen for his work and accomplishments in 2025, the Committee took into account Mr. Allen’s performance relative to his individual objectives which included teaming with the Company’s Chief Executive Officer and Chief Commercial Officer on strategic initiatives; maintaining and continuing to build analyst, investor and bank relationships; continuing to optimize the Company’s balance sheet and capital structure; continuing to explore beneficial financing strategies on an ongoing basis; developing and implementing the annual budget; overseeing Board deliverables; analyzing potential M&A and fleet renewal transactions; developing a longer-term vessel propulsion strategy and options; and continuing to build a Company culture of accountability and fairness with high corporate governance and ethical standards. Based on the results for the applicable metrics, the Compensation Committee recommended, and the Board approved, a cash bonus award of $401,000.

Joseph Adamo. Mr. Adamo’s target bonus amount was set at 50% of his salary, or $157,500. In determining annual incentive compensation for Mr. Adamo for his work and accomplishments in 2025, the Committee took into account Mr. Adamo’s performance relative to his individual objectives, which included timely and accurate SEC filings of quarterly reports on Form 10-Q and annual reports on Form 10-K; improving efficiency of the current staff; and continuing to build a Company culture of accountability and fairness with high corporate governance and ethical standards. Based on the results for the applicable metrics, the Compensation Committee therefore recommended, and Genco’s Board approved, a cash bonus award of $195,000.

Jesper Christensen. Mr. Christensen’s target bonus amount was set at 85% of his salary, or $348,500. In determining annual incentive compensation for Mr. Christensen for his work and accomplishments in 2025, the Committee took into account Mr. Christensen’s performance relative to his individual objectives which included continuing the ongoing development of the Company’s active owner/operator model; overseeing the global operation team across Genco’s three offices worldwide; enhancing communication and the usage of digital solutions within chartering, operations and technical; continuing to build a first-class team within chartering, operations, and technical management; developing a longer-term vessel propulsion strategy and options; and continuing to build a Company culture of accountability and fairness with high corporate governance and ethical standards. Based on the results for the applicable metrics, the Compensation Committee recommended, and the Board approved, a cash bonus award of $432,000.

Long-Term Equity Incentive Awards

For 2025, long-term equity incentive awards were granted under the Company’s 2015 Equity Incentive Plan and consisted of PRSUs, which vest based on the achievement of certain performance objectives, and RSUs, which vest based on the passage of time. Each named executive officer’s target long-term equity incentive award value is set considering individual and Company performance, market data and the Company’s compensation philosophy to attract, retain, and incentivize top executive talent. Target award values vary among the named executive officers and can vary from year to year. Target amounts for the 2025 long-term equity awards reflected increased performance by each of the named executive officers, and a majority of our named executive officers’ total target direct compensation increases for 2025 were delivered in the form of long-term incentive awards to align the named executive officers’ interests with shareholders through the risks and rewards of equity ownership and to further support the execution of the Company’s long-term strategy. For Mr. Wobensmith, the long-term incentive awards were based on a total value of $1,900,000, $1,140,000 or 60% of which were granted in the form of PRSUs, and $760,000 or 40% of which were granted in the form of RSUs. As for our other named executive officers, the long-term awards were based on a total value of $900,000 for Mr. Allen, $250,000 for Mr. Adamo, and $900,000 for Mr. Christensen, 50% which were granted in the form of PRSUs and the remaining 50% of which were granted in the form of RSUs. For each named executive officer, the number of PRSUs and RSUs were determined by dividing each dollar value by the closing price of our stock on the grant date. The Compensation Committee believes this mix of PRSUs and RSUs provides performance incentives that are aligned with shareholder interests and retention incentives for our named executive officers.

PRSUs

PRSUs generally vest following the completion of achievement of certain metrics during a three-year measurement period from January 1, 2025 to December 31, 2027. The following table provides further details of the metrics and calculations for our named executive officers for PRSUs awarded in 2025:

Metric	Weighting	Threshold (25%) /Target (100%) / Stretch (200%)(1)
Relative Total Shareholder Return(2)	50%	25th Percentile / 55th Percentile / 85th Percentile
Return on Invested Capital(3)	50%	2.0% / 4.0-5.0% / 9.0%

(1)	The amount of the PRSU award to be vested is calculated on the basis of performance relative to each performance metric and its weighting. For each metric there are threshold, target, and stretch levels. In respect of the threshold level for each metric, subject to application of the Compensation Committee’s discretion, no amount is vested for performance below the threshold level; 25% of the target amount is vested for performance at threshold; the target amount is vested for performance at the target level; and the maximum of 200% of the target amount is vested for performance at the stretch level. Actual amounts vested are calculated by linear interpolation between the threshold and the target and between the target and the maximum.

(2)	For purposes of this metric, share price performance is measured at the end of the performance period using a 20 trading day average plus dividends paid (which assumed to be reinvested) and compared to the 20 day trading average share price at the start of the period. This metric is calculated and ranked across the following performance peer group of global drybulk companies: Star Bulk Carriers Corp., Diana Shipping Inc., Safe Bulkers, Inc., Pacific Basin Shipping Limited, Pangaea Logistics Solutions Ltd., Seanergy Maritime Holdings Corp., Taylor Maritime Investments Limited, 2020 Bulkers Ltd., and Thoresen Thai Agencies Plc. Acquired peer group members, such as Eagle Bulk Shipping Inc., Belships ASA, and Golden Ocean Group Limited are removed from the peer group and the calculation.

(3)	This metric is calculated as Net Operating Profit After Taxes (NOPAT) divided by the sum of debt and shareholders’ equity less cash, with potential adjustments for depreciation based on assumed values for the Company’s fleet and extraordinary items in the Compensation Committee’s discretion. The Compensation Committee takes into account anticipated market conditions for the year in setting this metric.

For details of other circumstances in which the PRSUs may vest, see below under “Potential Payments upon Termination or Change-in-Control.”

PRSUs awarded to our named executive officers in 2023 with a three-year measurement period from January 1, 2023 to December 31, 2025 were earned at 94% of target as follows:

Metric	Weighting	Threshold (25%)	Target (100%)	Stretch (200%)	Actual	Payout Percentage	Weighted Payout
Relative Total Shareholder Return	50%	25th Percentile	55th Percentile	85th Percentile	56th Percentile	103%	52%
Return on Invested Capital	50%	3.0%	7.0%	11.0%	6.2%	84%	42%
						Total Payout	94%

RSUs

RSUs generally vest in one-third increments on each of the first three anniversaries of February 23, 2025, which was the grant date. For details of other circumstances in which the RSUs may vest, see below under “Potential Payments upon Termination or Change-in-Control.”

Severance Benefits

Employee Retention Plan. On February 13, 2026, on the unanimous recommendation of our independent Compensation Committee, the Board approved the Employee Retention Plan for a broad group of employees across multiple organizational levels. The Employee Retention Plan, which is described more fully below, is intended to enhance the Company’s severance arrangements in order to support business stability, retain talent, and ensure that such talent can remain focused on driving long-term shareholder returns and further increasing the Company’s earnings power through drybulk shipping cycles. The Employee Retention Plan provides for severance payments and other benefits on a “double trigger” basis in the event of a change in control followed by a qualifying termination. In circumstances where the Employee Retention Plan applies, it supersedes the payments, other benefits provided, and other terms under existing employment agreements of our named executive officers and equity award agreements to which our named executive officers and other employees are parties. However, the Employee Retention Plan provides that our named executive officers will receive severance payments and benefits using formulas and in amounts substantially the same as would apply under their respective existing employment agreements and equity award agreements if Genco were to be acquired. The restrictive covenants under the Employee Retention Plan supersede the corresponding covenants under our named executive officers’ employment agreement. For further details of the Employee Retention Plan, including provisions regarding severance and restrictive covenants, see below under the heading “Potential Payments upon Termination or Change-in-Control - Employee Retention Plan” on page 48.

Employment Agreements. Genco entered into an employment agreement with John C. Wobensmith, its Chief Executive Officer and President, on September 21, 2007, as amended on March 26, 2014, June 23, 2014, April 30, 2015, March 23, 2017, and August 7, 2019. Genco entered into this employment agreement with Mr. Wobensmith to retain him, particularly in the event of an actual or rumored change in control. His employment agreement provides for payments upon termination of his employment under certain conditions. The provisions under the employment agreement relating to a change in control serve to align Mr. Wobensmith’s interests with those of Genco’s shareholders by enabling the executive to consider corporate transactions that are in the best interests of Genco’s shareholders and its other constituents without undue concern over whether the transactions may jeopardize his employment. For further details of the employment agreement, including provisions regarding severance, see below under the heading “Potential Payments upon Termination or Change-in-Control - Employment Agreements” on page 49.

On May 6, 2025, the Company entered into employment agreements with Peter Allen, Genco’s Chief Financial Officer, and Jesper Christensen, Genco’s Chief Commercial Officer, with indefinite terms. Their employment agreements provide for payments upon termination of their employment under certain conditions. The provisions under the employment agreement relating to a change in control serve to align their interests with those of Genco’s shareholders by enabling each executive to consider corporate transactions that are in the best interests of Genco’s shareholders and its other constituents without undue concern over whether the transactions may jeopardize his employment. For details of the employment agreements, including provisions regarding severance, see below under the heading “Potential Payments upon Termination or Change-in-Control - Employment Agreements” on page 49.

Risk Assessment

Genco’s Compensation Committee is primarily responsible for overseeing the review and assessment of risks arising from Genco’s compensation policies and practices. Genco uses a number of approaches to mitigate excessive risk-taking, including significant weighting towards long-term incentive compensation and assessment of qualitative performance in addition to quantitative metrics. Based on its review of Genco’s compensation policies and practices, Genco’s Compensation Committee determined that the risks arising from Genco’s compensation policies and practices for Genco’s employees are not reasonably likely to have a material adverse effect on Genco.

Clawback Policy

On November 7, 2023, our Board adopted, based on the recommendation of the Compensation Committee, the Genco Shipping & Trading Limited Policy for the Recovery of Erroneously Awarded Compensation (the “Clawback Policy”) in order to comply with Section 10D of the Exchange Act, Rule 10D-1 promulgated under the Exchange Act, and the listing standards of the New York Stock Exchange. The Board has designated the Compensation Committee as the administrator of the Clawback Policy.

The Policy provides for the mandatory recovery of erroneously awarded incentive-based compensation from current and former executive officers of the Company, as defined in Rule 10D-1, in the event that the Company is required to prepare an accounting restatement. The recovery of such compensation applies regardless of whether any such executive officer engaged in misconduct or otherwise caused or contributed to the requirement of an accounting restatement. Under the Clawback Policy, the Company may recoup from such executive officers erroneously awarded incentive-based compensation received within a lookback period of the three completed fiscal years preceding the date on which the Company is required to prepare an accounting restatement.

Anti-Hedging and Anti-Pledging Policy

Our Board has adopted a policy containing certain prohibitions on the hedging and pledging of our securities by our directors and executive officers. Our directors and executive officers are prohibited from engaging in hedging transactions involving any compensatory equity securities, which are any of the Company’s equity securities received as an award or upon the exercise or conversion of any award under any equity compensation plan of the Company. “Hedging” refers to short sales (that is, selling securities that the individual does not own in the expectation the price will decline) and any transactions (including without limitation purchasing prepaid variable forward contracts, equity swaps, collars, and exchange funds) that hedge or offset or are designed to hedge or offset any decrease in the market value of the securities. Our directors and executive officers are also prohibited from pledging any equity securities of the Company as collateral for a loan or other obligation except for any such pledge in existence and disclosed to the Board as of March 19, 2021, but only to the extent of the equity securities actually so pledged as of such date.

Stock Ownership Guidelines

Genco encourages stock ownership by its executive officers and its directors in order to align their interests with the long-term interests of its shareholders. In keeping with this, Genco maintains stock ownership guidelines for its executive officers and directors under which each executive officer is expected to own a number of shares of Genco common stock valued based on the average closing price of a share of the Company’s common stock for the previous calendar year equal to four times annual base salary in the case of our Chief Executive Officer, two times annual base salary in the case of other executive officers, and four times annual base cash retainer in the case of directors. Each executive officer and each director has five years to satisfy these guidelines after the date of their adoption or the date of being designated as an executive officer or becoming a director, whichever is later. Company stock holdings that count toward meeting the ownership requirements include (1) shares owned outright or beneficially by the executive officer or director or his or her immediate family members; (2) shares held in trust for the benefit of the executive officer or director or his or her immediate family members; (3) shares of restricted stock that vest with the passage of time, including shares granted but not vested; and (4) shares issuable upon the settlement of RSUs that vest with the passage of time. Unexercised stock options (regardless of exercisability) and unvested PRSUs do not count toward meeting the ownership guidelines.

Equity Award Timing Policies and Practices

We do not grant equity awards in anticipation of the release of material nonpublic information and do not time the release of material nonpublic information based on equity award grant dates or for the purpose of affecting the value of executive compensation. In addition, we do not take material nonpublic information into account when determining the timing and terms of such awards. In 2025, we did not grant new awards of stock options, stock appreciation rights, or similar option-like instruments to our named executive officers.

2025 Summary Compensation Table

The following table sets forth in summary form information concerning the compensation paid by us for the years ended December 31, 2025, December 31, 2024, and December 31, 2023, to our named executive officers:

Name and Principal Position (a)	Year (b)	Salary ($) (c)	Stock Awards ($)(1) (e)		Non-Equity Incentive Plan Compensation ($)(2) (g)	All Other Compensation ($) (i)		Total ($) (j)
John C. Wobensmith	2025	$725,000	$2,065,433	(3)	$1,124,000	$51,500	(6)	$3,965,933
Chairman and Chief	2024	$700,000	$1,890,703	(4)	$1,325,000	$51,050	(7)	$3,966,753
Executive Officer	2023	$700,000	$1,412,044	(5)	$1,005,000	$49,700	(8)	$3,166,744
Peter Allen	2025	$380,000	$965,303	(9)	$401,000	$31,500	(6)	$1,777,803
Chief Financial Officer	2024	$360,000	$711,992	(10)	$463,000	$31,050	(7)	$1,566,042
	2023	$307,712	$473,021	(11)	$308,000	$29,700	(8)	$1,118,433
Joseph Adamo	2025	$315,000	$268,155	(12)	$195,000	$31,500	(6)	$809,655
Chief Accounting Officer	2024	$305,000	$273,818	(13)	$231,000	$31,050	(7)	$840,868
	2023	$305,000	$271,560	(14)	$160,000	$29,700	(8)	$766,260
Jesper Christensen	2025	$410,000	$965,303	(9)	$432,000	$31,500	(6)	$1,838,803
Chief Commercial Officer	2024	$400,000	$766,764	(15)	$515,000	$31,050	(7)	$1,712,814
	2023	$375,000	$651,722	(16)	$366,000	$29,700	(8)	$1,422,422

(1)	The amounts in column (e) reflect the aggregate grant date fair value of PRSU and RSU awards granted pursuant to Genco’s 2015 Equity Incentive Plan computed in accordance with FASB ASC Topic 718. The grant date fair value for RSUs and the PRSUs contingent on ROIC is estimated in accordance with ASC 718 based on the closing price of the Company’s common stock on the date of grant. The grant date fair value for the PRSUs contingent on rTSR is estimated in accordance with ASC 718 using a Monte Carlo model for each award on the date of grant, determined under ASC 718, incorporating the following significant assumptions:

The Company used its historical stock prices and those in the peer group as the basis for its volatility assumptions. The risk-free interest rates were based on U.S. Treasury rates in effect as of the grant date. The expected term was based on the time remaining in the performance period as of the grant date. For further information on the valuation of these awards, see note 17 to our audited financial statements for the year ended December 31, 2025 included in our Annual Report on Form 10-K filed with the SEC on February 18, 2026. The actual amount realized by the named executive officer will likely vary based on a number of factors, including Genco’s performance, stock price fluctuations and applicable vesting.

(2)	The amounts in column (g) were determined in accordance with Genco’s Annual Incentive Plan described below.

(3)	Represents a grant of 51,178 RSUs having a grant date fair value of $759,993 and a grant of 76,768 PRSUs having a grant date fair value of $1,305,440 awarded on February 18, 2025 for the year ended December 31, 2025. Assuming the highest level of performance is achieved, the grant date fair value of the PRSUs would be $1,958,160. Under FASB ASC Topic 718, the vesting condition related to the rTSR PRSUs is considered a market condition and not a performance condition. Accordingly, there is no grant date fair value below or in excess of the amount reflected in the table above for the named executive officers that could be calculated and disclosed based on achievement of the underlying market condition.

(4)	Represents a grant of 38,525 RSUs having a grant date fair value of $699,999 and a grant of 55,036 PRSUs having a grant date fair value of $1,190,704 awarded on February 21, 2024 for the year ended December 31, 2024.

(5)	Represents a grant of 39,877 RSUs having a grant date fair value of $649,995 and a grant of 39,877 PRSUs having a grant date fair value of $762,049 awarded on April 14, 2023 for the year ended December 31, 2023.

(6)	Represents $31,500 in 401(k) Plan matching payments for each of the named executive officers and $20,000 in life insurance premiums paid by Genco for Mr. Wobensmith.

(7)	Represents $31,050 in 401(k) Plan matching payments for each of the named executive officers and $20,000 in life insurance premiums paid by Genco for Mr. Wobensmith.

(8)	Represents $29,700 in 401(k) Plan matching payments for each of the named executive officers and $20,000 in life insurance premiums paid by Genco for Mr. Wobensmith.

(9)	Represents a grant of 30,303 RSUs having a grant date fair value of $450,000 and a grant of 30,303 PRSUs having a grant date fair value of $515,303, for each of Messrs. Allen and Christensen, awarded on February 18, 2025 for the year ended December 31, 2025. Assuming the highest level of performance is achieved, the grant date fair value of the PRSUs would be $772,955 (see note 3 above).

(10)	Represents a grant of 17,887 RSUs having a grant date fair value of $325,007 and a grant of 17,887 PRSUs having a grant date fair value of $386,985 awarded on February 21, 2024 for the year ended December 31, 2024.

(11)	Represents a grant of 9,969 RSUs having a grant date fair value of $162,495 and a grant of 9,969 PRSUs having a grant date fair value of $190,508 awarded on April 14, 2023 for the year ended December 31, 2023 and a grant of 3,917 RSUs having a grant date fair value of $56,248 and a grant of 3,917 PRSUs having a grant date fair value of $63,769 awarded on June 16, 2023 for the year ended December 31, 2023 in connection with Mr. Allen’s appointment as Chief Financial Officer effective on such date.

(12)	Represents a grant of 8,418 RSUs having a grant date fair value of $125,007 and a grant of 8,418 PRSUs having a grant date fair value of $143,148 awarded on February 18, 2025 for the year ended December 31, 2025. Assuming the highest level of performance is achieved, the grant date fair value of the PRSUs would be $214,722 (see note 3 above).

(13)	Represents a grant of 6,879 RSUs having a grant date fair value of $124,991 and a grant of 6,879 PRSUs having a grant date fair value of $148,827 awarded on February 21, 2024 for the year ended December 31, 2024.

(14)	Represents a grant of 7,669 RSUs having a grant date fair value of $125,005 and a grant of 7,699 PRSUs having a grant date fair value of $146,555 awarded on April 14, 2023 for the year ended December 31, 2023.

(15)	Represents a grant of 19,263 RSUs having a grant date fair value of $350,009 and a grant of 19,263 PRSUs having a grant date fair value of $416,755 awarded on February 21, 2024 for the year ended December 31, 2024.

(16)	Represents a grant of 18,405 RSUs having a grant date fair value of $300,002 and a grant of 18,405 PRSUs having a grant date fair value of $351,720 awarded on April 14, 2023 for the year ended December 31, 2023.

The following table reflects awards under Genco’s Annual Incentive Plan and 2015 Equity Incentive Plan during the year ended December 31, 2025:

2025 Grants of Plan-Based Awards
		Estimated future payouts under non-equity incentive plan awards			Estimated future payouts under equity incentive plan awards			All Other Stock Awards: Number of Shares of Stock (i)(3)
Name (a)	Grant Date (b)	Threshold ($)(c)(1)	Target ($)(d)(1)	Maximum ($)(e)(1)	Threshold (#)(f)(2)	Target (#)(g)(2)	Maximum (#)(h)(2)		Grant Date Fair Value of Stock Awards ($) (j)(4)
John C. Wobensmith		$226,563	$906,250	$1,812,500
	2/18/25				19,192	76,768	153,536		$1,305,440
	2/18/25							51,178	$759,993
Peter Allen		$80,750	$323,000	$646,000
	2/18/25				7,576	30,303	60,606		$515,303
	2/18/25							30,303	$450,000
Joseph Adamo		$39,375	$157,500	$315,000
	2/18/25				2,105	8,418	16,836		$143,148
	2/18/25							8,418	$125,007
Jesper Christensen		$87,125	$348,500	$697,000
	2/18/25				7,576	30,303	60,606		$515,303
	2/18/25							30,303	$450,000

(1)	Represents estimated payouts for cash bonuses under our Annual Incentive Plan for the year ended December 31, 2025 assuming threshold, target and stretch (maximum) achievement. The actual amounts paid to our named executive officers for 2025 can be found in the “Non-Equity Incentive Plan Compensation” column of the 2025 Summary Compensation Table above.

(2)	Represents PRSUs granted to named executive officers in 2025. These awards vest based on the achievement of rTSR and ROIC over the measurement period beginning January 1, 2025 and ending on December 31, 2027, subject to the named executive officer’s continued employment through December 31, 2027.

(3)	Represents RSUs granted to named executive officers in 2025. These awards vest ratably in one-third increments on the first three anniversaries of February 23, 2025, subject to the named executive officer’s continued employment through the applicable vesting date.

(4)	The grant date fair value for RSUs and the PRSUs contingent on ROIC is estimated in accordance with ASC 718 based on the closing price of the Company’s common stock on the date of grant. The grant date fair value for the PRSUs contingent on rTSR is estimated in accordance with ASC 718 using a Monte Carlo model for each award on the date of grant, determined under ASC 718, incorporating the following significant assumptions:

The Company used its historical stock prices and those in the peer group as the basis for its volatility assumptions. The risk-free interest rates were based on U.S. Treasury rates in effect as of the grant date. The expected term was based on the time remaining in the performance period as of the grant date. For further information on the valuation of these awards, see note 17 to our audited financial statements for the year ended December 31, 2025 included in our Annual Report on Form 10-K filed with the SEC on February 18, 2026.

The following table provides information on awards under Genco’s 2015 Equity Incentive Plan outstanding as of December 31, 2025:

Outstanding Equity Awards at 2025 Fiscal Year End
	Option Awards					Stock Awards
Name (a)	Number of Securities Underlying Unexercised Options (#) Exercisable (b)		Number of Securities Underlying Unexercised Options (#) Unexercisable (c)	Option Exercise Price ($) (e)	Option Expiration Date (f)	Number of Units that Have Not Vested (#) (g)		Market or Payout Value of Units That Have not Vested ($) (h)(1)	Equity incentive plan awards: number of unearned shares, units or other rights that have not vested (#) (i)		Equity incentive plan awards: market or payout value of unearned shares, units or other rights that have not vested ($) (j)(1)
John C. Wobensmith	69,284	(2)	-	$9.91	2/23/27	25,560	(3)	$624,686	55,036	(9)	$1,141,997
						67,524	(4)	$1,465,271	76,768	(10)	$1,472,410
						13,293	(5)	$281,812
						25,684	(7)	$532,943
						51,178	(8)	$981,594
Total	69,284		-	-	-	183,239		$3,886,306	131,804		$2,614,407
Peter Allen	2,178	(2)	-	$9.91	2/23/27	15,435	(4)	$334,940	17,887	(9)	$371,155
						3,323	(5)	$70,448	30,303	(10)	$581,212
						1,306	(6)	$27,491
						11,925	(7)	$247,444
						30,303	(8)	$581,212
Total	2,178		-	-	-	62,292		$1,261,535	48,190		$952,367
Joseph Adamo	-		-	-	-	6,431	(4)	$139,553	6,879	(9)	$142,739
						2,557	(5)	$54,208	8,418	(10)	$161,457
						4,586	(7)	$95,160
						8,418	(8)	$161,457
Total	-		-	-	-	21,992		$450,378	15,297		$304,196
Jesper Christensen	-		-	-	-	12,270	(3)	$299,879	19,263	(9)	$399,707
						28,940	(4)	$627,998	30,303	(10)	$581,212
						6,135	(5)	$130,062
						12,842	(7)	$266,472
						30,303	(8)	$581,212
Total	-		-	-	-	90,490		$1,905,623	49,566		$980,919

(1)	The value of the unvested stock awards equals the number of unvested shares or RSUs multiplied by $18.43, the closing market price of Genco’s common stock on the NYSE on December 31, 2025, together with accrued but unpaid amounts of dividend equivalents on such awards.

(2)	Represents awards of options exercisable for shares of Genco’s common stock pursuant to Genco’s 2015 Equity Incentive Plan made on February 23, 2021.

(3)	Represents the unvested portions of awards of RSUs pursuant to Genco’s 2015 Equity Incentive Plan granted on February 23, 2022. The RSUs generally vest as to 21.43% of the total number of RSUs on the first three anniversaries of February 23, 2022, 17.86% of such number on the fourth such anniversary, and 17.85% of such total number on the fifth such anniversary for Mr. Wobensmith’s award; ratably in one-fifth increments on the first five anniversaries of February 23, 2022 for Mr. Christensen’s award.

(4)	Represents the unvested portions of awards of RSUs pursuant to Genco’s 2015 Equity Incentive Plan granted on December 23, 2022. The RSUs generally vest ratably in one-fifth increments on each of the first five anniversaries of February 23, 2023 for Mr. Wobensmith’s, Mr. Allen’s, and Mr. Christensen’s awards and ratably in one-third increments on the first three anniversaries of February 23, 2023 for Mr. Adamo’s awards.

(5)	Represents the unvested portions of awards of RSUs pursuant to Genco’s 2015 Equity Incentive Plan granted on April 14, 2023. The RSUs generally vest ratably in one third increments on each of the first three anniversaries of February 23, 2023.

(6)	Represents the unvested portions of awards of RSUs pursuant to Genco’s 2015 Equity Incentive Plan granted on June 16, 2023 to Mr. Allen. The RSUs generally vest ratably in one third increments on each of the first three anniversaries of February 23, 2023.

(7)	Represents awards of RSUs pursuant to Genco’s 2015 Equity Incentive Plan granted on February 21, 2024. The RSUs generally vest ratably in one-third increments on each of the first three anniversaries of February 23, 2024.

(8)	Represents awards of RSUs pursuant to Genco’s 2015 Equity Incentive Plan granted on February 18, 2025, all of which were entirely unvested as of December 31, 2025. The RSUs generally vest ratably in one-third increments on each of the first three anniversaries of February 18, 2025.

(9)	Represents awards of PRSUs pursuant to Genco’s 2015 Equity Incentive Plan granted on February 21, 2024, all of which were entirely unvested as of December 31, 2025. The target number of PRSUs is shown. These awards ordinarily vest based on the achievement of certain performance metrics following completion of a measurement period beginning January 1, 2024 and ending on December 31, 2026 as described above under “Compensation for Genco’s Named Executives for 2025.”

(10)	Represents awards of PRSUs pursuant to Genco’s 2015 Equity Incentive Plan granted on February 18, 2025, all of which were entirely unvested as of December 31, 2025. The target number of PRSUs is shown. These awards ordinarily vest based on the achievement of certain performance metrics following completion of a measurement period beginning January 1, 2025 and ending on December 31, 2027 as described above under “Compensation for Genco’s Named Executives for 2025.”

The following table provides information regarding options exercised and stock awards that vested during the year ended December 31, 2025:

2025 Option Exercises and Stock Vested
	Option Awards		Stock awards
Name (a)	Number of Shares Acquired on Exercise (#) (b)	Value Realized on Exercise ($)(1) (c)	Number of Shares Acquired on Vesting (#) (d)	Value Realized on Vesting ($)(2) (e)
John C. Wobensmith	185,230	$1,954,993	101,263	$1,880,132
Peter Allen	-	-	31,700	$586,699
Joseph Adamo	-	-	21,006	$386,197
Jesper Christensen	46,243	$470,278	45,545	$844,830

(1)	The aggregate value realized upon the exercise of an option award represents the difference between the aggregate closing market price of the shares of our common stock on the NYSE on the date of exercise and the aggregate exercise price of the exercised option award. In each case, the value realized is before payment of applicable taxes and brokerage commissions, if any.

(2)	The value of the unvested stock awards that vested during the year ended December 31, 2025 equals the number of shares vested multiplied by the closing market price of our common stock on the NYSE on the vesting date of each grant together with the amount of dividend equivalents paid upon vesting. In each case, the value realized is before payment of applicable taxes and brokerage commissions, if any.

2025 Director Compensation

The following table summarizes compensation earned by directors other than Mr. Wobensmith for the year ended December 31, 2025:

Name of Director (a)	Fees Earned or Paid in Cash ($)(1) (b)	Stock Awards ($)(2) (c)	Total ($) (h)
Paramita Das	$90,000	$124,992	$214,992
James G. Dolphin	$125,000	$199,987	$324,987
Kathleen C. Haines	$127,500	$176,688	$304,188
Basil G. Mavroleon	$98,495	$124,992	$223,487
Karin Y. Orsel	$97,500	$124,992	$222,492
Arthur L. Regan	$93,992	$124,992	$218,984

(1)	The amount indicated represents the total fees for service on the Board or its committees as described below.

(2)	The amounts in column (c) reflect the aggregate grant date fair value of RSU awards computed in accordance with FASB ASC Topic 718, based on the stock price as of the date of grant. The actual amount realized by the director will likely vary based on a number of factors, including stock price fluctuations and applicable vesting. Given our determination that dividend equivalents for such RSUs are factored into the RSUs’ grant date fair value computed in accordance with FASB ASC Topic 718, dividend equivalents received by the directors for such RSUs are not separately reported. As of December 31, 2025, the aggregate number of RSUs outstanding for each individual who served as a non-employee director during 2025 was for Ms. Das, 15,547.50; for Mr. Dolphin, 0; for Ms. Haines, 97,948.79; for Mr. Mavroleon, 123,110.98; for Ms. Orsel, 8,222.49; and Mr. Regan, 54,888.49.

Mr. Wobensmith does not receive additional compensation for his service on the Board, and his 2025 compensation for Mr. Wobensmith is shown above in the “2025 Summary Compensation Table.”

For fiscal year 2025, each director of Genco other than Mr. Dolphin received an annual fee of $75,000, a fee of $25,000 for lead independent director, a fee of $20,000 for an Audit Committee Chair assignment, $10,000 for an Audit Committee member assignment, $15,000 for a Chair assignment for the Compensation Committee, the Nominating and Corporate Governance Committee, or the ESG Committee, and $7,500 for a member assignment to the Compensation Committee, the Nominating and Corporate Governance Committee, or the ESG Committee, each of which was prorated for length of service. Mr. Dolphin received quarterly cash fees at the rate of $125,000 per annum for his service as Chairman of the Board through the end of 2025.

For fiscal year 2025, on May 20, 2025, Mses. Haines, Orsel, and Das and Messrs. Mavroleon and Regan were each granted RSUs with respect to 8,960 shares of Genco’s common stock, representing a grant having a dollar value of $125,000 based on the closing price at which Genco’s stock was quoted on the NYSE, with fractional shares rounded down. On the same date, Mr. Dolphin was granted RSUs with respect to 14,336 shares of Genco’s common stock, representing a grant having a dollar value of $200,000 based on the closing price of Genco’s common stock on such date, with fractional shares rounded down. Shares of Genco’s common stock are only issued in respect of vested RSUs when the director’s service with the Company as a director terminates. In connection with his resignation, Mr. Dolphin’s 2025 RSU grant was vested and settled in shares of Genco’s common stock along with his previously vested RSUs.

Genco reimburses its directors for all reasonable expenses incurred by them in connection with serving on the Board or its committees.

Beneficial Ownership of Directors and Executive Officers
Ownership of Common Stock

	Shares of Common Stock Beneficially Owned
Name and Address of Beneficial Owner(1)	Number		Percentage
John C. Wobensmith	633,901	(2)(6)	1.5%
Peter Allen	66,702	(3)(6)	*
Joseph Adamo	38,519	(4)(6)	*
Jesper Christensen	98,299	(5)(6)	*
Paramita Das	-	(6)(7)	-
Kathleen C. Haines	-	(6)(8)	-
Basil G. Mavroleon	739	(6)(9)	*
Karin Y. Orsel	-	(6)(10)	-
Arthur L. Regan	104,414	(6)(11)	*
BlackRock, Inc.	2,848,462	(12)	6.5%
Kibo Investments Pte. Ltd.	4,156,171	(13)	9.5%
Dimensional Fund Advisors LP	2,714,503	(14)	6.2%
Diana Shipping Inc.	6,413,151	(15)	14.7%
All current directors and executive officers as a group (9 persons)	942,574		2.2%

(1)	Unless otherwise indicated, the business address of each beneficial owner identified is c/o Genco Shipping & Trading Limited, 299 Park Avenue, 12th Floor, New York, NY 10171.

(2)	Includes 69,284 shares of common stock underlying options that were granted on February 23, 2021. Does not include 146,524 RSUs and 194,459 PRSUs that generally vest more than 60 days after April 28, 2026. Mr. Wobensmith has pledged 365,246 shares of our common stock as security for personal loans. This pledge predates the adoption of the Company’s policy restricting hedging and pledging of Company securities as described above in “Executive Compensation Anti-Hedging and Anti-Pledging Policy” and was previously disclosed to our Board in accordance with the policy’s terms. Accordingly, the pledge is consistent with the terms of such policy and limited to the number of shares pledged.

(3)	Does not include 61,318 RSUs and 73,053 PRSUs that generally vest more than 60 days after April 28, 2026.

(4)	Does not include 14,120 RSUs and 21,512 PRSUs that generally vest more than 60 days after April 28, 2026.

(5)	Does not include 76,915 RSUs and 74,429 PRSUs that generally vest more than 60 days after April 28, 2026.

(6)	Each restricted stock unit represents the right to receive one share of our common stock, or in the sole discretion of our Compensation Committee, the value of a share of common stock on the date that the restricted stock unit vests.

(7)	Does not include 6,475 shares of common stock that may be issuable in settlement of restricted stock units granted on May 30, 2024, or 8,960 shares of common stock that may be issuable in settlement of restricted stock units granted on May 20, 2025 and additional restricted stock units subsequently granted in lieu of cash dividends that generally vest on the earlier of (i) the date of our 2026 Annual Meeting of Shareholders and (ii) the date that is fourteen months after the date of the grant.

(8)	Does not include 79,620 shares of common stock that may be issuable in settlement of vested restricted stock units, including additional restricted stock units granted in lieu of cash dividends, or 8,960 shares of common stock that may be issuable in settlement of restricted stock units granted on May 20, 2025 and additional restricted stock units subsequently granted in lieu of cash dividends that generally vest on the earlier of (i) the date of our 2026 Annual Meeting of Shareholders and (ii) the date that is fourteen months after the date of the grant.

(9)	Does not include 116,448 shares of common stock that may be issuable in settlement of vested restricted stock units, including additional restricted stock units granted in lieu of cash dividends, or 8,960 shares of common stock that may be issuable in settlement of restricted stock units granted on May 20, 2025 and additional restricted stock units subsequently granted in lieu of cash dividends that generally vest on the earlier of (i) the date of our 2026 Annual Meeting of Shareholders and (ii) the date that is fourteen months after the date of the grant.

(10)	Does not include 29,659 shares of common stock that may be issuable in settlement of vested restricted stock units, including additional restricted stock units granted in lieu of cash dividends, or 8,960 shares of common stock that may be issuable in settlement of restricted stock units granted on May 20, 2025 and additional restricted stock units subsequently granted in lieu of cash dividends that generally vest on the earlier of (i) the date of our 2026 Annual Meeting of Shareholders and (ii) the date that is fourteen months after the date of the grant.

(11)	Does not include 46,325 shares of common stock that may be issuable in settlement of vested restricted stock units, including additional restricted stock units granted in lieu of cash dividends, or 8,960 shares of common stock that may be issuable in settlement of restricted stock units granted on May 20, 2025 and additional restricted stock units subsequently granted in lieu of cash dividends that generally vest on the earlier of (i) the date of our 2026 Annual Meeting of Shareholders and (ii) the date that is fourteen months after the date of the grant.

(12)	The address of the reporting person is 50 Hudson Yards, New York, NY 10001. The reported information is based upon the Schedule 13G amendment filed by BlackRock, Inc. with the SEC on October 17, 2025.

(13)	The address of the reporting person is 2 Marina Boulevard, #24-03, MBFC Tower 3, Singapore 018982. The reported information is based upon the Schedule 13G amendment filed by Kibo Investments Pte. Ltd with the SEC on July 2, 2025.

(14)	The address of the reporting person is 6300 Bee Cave Road, Building One, Austin, TX 78746. The reported information is based upon the Schedule 13G amendment filed by Dimensional Fund Advisors LP with the SEC on February 9, 2024.

(15)	The address of the reporting person is Pendelis 16, 175 64 Palaio Faliro, Athens, Greece. The reported information is based on the Schedule 13D amendment filed by Diana Shipping Inc. with the SEC on January 16, 2026.